SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 DOTRONIX, INC.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   258564 10 3
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                           Kurt T. Sadler, Co-Trustee
                            William S. Sadler Estate
                                 1217 Dawn Lane
                               Woodbury, MN 55125
                                 (612) 414-5230

    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2005
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

CUSIP No.  258564 10 3

1.    Names of reporting persons

      Estate of William S. Sadler, Deceased, Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, as Co-Personal Representatives

2.    Check the appropriate box if a member of a group

                  (a)  |_|
                  (b)  |X|

3.    SEC use only

4.    Source of funds

      OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or place of organization

      United States

Number of shares beneficially owned by each reporting person with

      7.    Sole voting power

            0 (See Item 5)

      8.    Shared voting power

            0

      9.    Sole dispositive power

            0 (See Item 5)

      10.   Shared dispositive power

            0

11.   Aggregate amount beneficially owned by each reporting person

      0 (See Item 5)

12.   Check if the aggregate amount in Row (11) excludes certain shares |_|

13.   Percent of class represented by amount in Row (11)

      16.0%

14.   Type of reporting person

      OO

CUSIP No.  258564 10 3

1.    Names of reporting persons

      Dorothy E. Sadler

2.    Check the appropriate box if a member of a group

                  (a) |_|
                  (b) |X|

3.    SEC use only

4.    Source of funds

      PF, OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or place of organization

      United States

Number of shares beneficially owned by each reporting person with

      7.    Sole voting power

            22,400 (See Item 5)

      8.    Shared voting power

            0 (See Item 5)

      9.    Sole dispositive power

            22,400 (See Item 5)

      10.   Shared dispositive power

            0 (See Item 5)

11.   Aggregate amount beneficially owned by each reporting person

      22,400 (See Item 5)

12.   Check if the aggregate amount in Row (11) excludes certain shares |_|

13.   Percent of class represented by amount in Row (11)

      0.0%

14.   Type of reporting person

      IN, OO

CUSIP No.  258564 10 3

1.    Names of reporting persons

      Jill D. Sadler

2.    Check the appropriate box if a member of a group

                  (a) |_|
                  (b) |X|

3.    SEC use only

4.    Source of funds

      PF, OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or place of organization

      United States

Number of shares beneficially owned by each reporting person with

      7.    Sole voting power

            69,825 (See Item 5)

      8.    Shared voting power

            995,428 (See Item 5)

      9.    Sole dispositive power

            69,825 (See Item 5)

      10.   Shared dispositive power

            955,428 (See Item 5)

11.   Aggregate amount beneficially owned by each reporting person

      1,065,253 (See Item 5)

12.   Check if the aggregate amount in Row (11) excludes certain shares |_|

13.   Percent of class represented by amount in Row (11)

      14.0%

14.   Type of reporting person

      IN, OO

CUSIP No.  258564 10 3

1.    Names of reporting persons

      Kurt T. Sadler

2.    Check the appropriate box if a member of a group

                  (a) |_|
                  (b) |X|

3.    SEC use only

4.    Source of funds

      PF, OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6.    Citizenship or place of organization

      United States

Number of shares beneficially owned by each reporting person with

      7.    Sole voting power

            169,161 (See Item 5)

      8.    Shared voting power

            955,428 (See Item 5)

      9.    Sole dispositive power

            169,161 (See Item 5)

      10.   Shared dispositive power

            955,428 (See Item 5)

11.   Aggregate amount beneficially owned by each reporting person

      1,164,589 (See Item 5)

12.   Check if the aggregate amount in Row (11) excludes certain shares |_|

13.   Percent of class represented by amount in Row (11)

      2.0%

14.   Type of reporting person

      IN, OO

Item 1. Security and Issuer

      This Amendment No. 1 Schedule 13D relates to the shares of Common Stock, par value $0.05 per share (the "Common Stock"), of Dotronix, Inc., a Minnesota corporation (the "Issuer"). The principal offices of the Issuer are located at 160 First Street S.E., New Brighton, Minnesota 55112.

Item 2. Identity and Background

      (a) - (c) The Estate of William S. Sadler, Deceased, Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, as Co-Personal Representatives (the "Estate"), and each of Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, individually, are jointly filing this Schedule 13D. The address for the Estate is c/o Dorothy E. Sadler, 1370 Ryan Avenue West, St. Paul, MN 55113. The principal employment of Kurt Sadler is an officer and director of Dotronix Technology, Inc. and his address is 1217 Dawn Lane, Woodbury, MN 55125. The principal employment of Jill D. Sadler is Senior Group Manager at Target Corporation. Dorothy E. Sadler is retired. Each of the Co-Personal Representatives is a resident of the State of Minnesota.

      (d) and (e) During the past five years, neither the Estate, Dorothy E. Sadler, Jill D. Sadler nor Kurt T. Sadler have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) Each of Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      The Estate received the shares of Common Stock upon the death of William
S. Sadler, the former President of the Issuer. Personal funds were used to purchase the Issuer's Common Stock held by each of Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler.

Item 4. Purpose of Transaction

      On May 17, 2005, Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, as Co-Personal Representatives of the Estate, in the course of administering the Estate, distributed the shares of Common Stock and Warrants the Estate received upon the death of William S. Sadler, the former President of the Issuer. The Common Stock was distributed to the William S. Sadler Qualified Marital Trust U/W (the "Marital Trust") and the Warrants were transferred to the William S. Sadler Credit Trust U/W (the "Credit Trust"). Each of Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, as Co-Trustees of the Credit Trust may receive additional shares of Common Stock upon exercise of the Warrants which were held by the Estate and distributed to the Credit Trust, purchase or sell additional shares of Common Stock in the Issuer or exchange or convert debt for additional shares of Common Stock of the Issuer. Each of Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, individually, may also determine to purchase additional shares of Common Stock from time to time. Each also individually holds warrants to purchase additional shares of Common Stock and may from time to time exercise such warrants. Kurt T. Sadler also holds options to purchase Common Stock of the Issuer.

      Except as described above, neither Dorothy E. Sadler, Jill D. Sadler nor Kurt T. Sadler has any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) On May 17, 2005, the Estate distributed the 563,959 shares of Common Stock which it was deemed to beneficially own to the William S. Sadler Qualified Marital Trust U/W, and 209,217 shares that could be acquired within 60 days of such date through the exercise of outstanding warrants to the William S. Sadler Credit Trust U/W. The previously reported shares of Common Stock included 704,800 shares held by Minnesota River Aviation, Inc. ("MRA"), which are no longer held by MRA.

      (b) As of September 19, 2005, the Estate, Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, individually and as Co-Personal Representatives, may be deemed to have beneficial ownership of Common Stock as follows:

                                                        Percentage of Total Shares
Name                          Number of Shares     Outstanding as of September 19, 2005
----                          ----------------     ------------------------------------
Estate....................                0 (1)                    0.0%
Dorothy E. Sadler.........          231,617 (2)                    3.0%
Jill D. Sadler............        1,065,253 (3)                   14.0%
Kurt T. Sadler............        1,164,589 (4)                   16.0%

-----------------
(1) All holdings were distributed to the William S. Sadler Qualified Marital Trust U/W.

(2) Includes 12,800 shares owned individually and 9,600 shares of Common Stock that could be acquired within 60 days of May 17, 2005, and includes 209,217 shares available upon exercise of warrants held by the William S. Sadler Credit Trust U/W.

(3) Includes 39,900 shares owned individually, 29,925 shares of Common Stock that could be acquired within 60 days of May 17, 2005, 786,211 shares held by the William S. Sadler Qualified Marital Trust U/W and 209,217 shares available upon exercise of warrants held by the William S. Sadler Credit Trust U/W.

(4) Includes 54,706 shares owned individually, 34,205 shares of Common Stock that could be acquired within 60 days of May 17, 2005 with sole voting and dispositive power, 3,000 shares and 2,250 shares of Common Stock that could be acquired within 60 days of May 17, 2005, owned jointly with daughter, and 75,000 shares of Common Stock that could be acquired upon exercise of vested options within 60 days of this filing, 786,211 shares held by the William S. Sadler Qualified Marital Trust U/W and 209,217 shares available upon exercise of warrants held by the William S. Sadler Credit Trust U/W.

      (c) On May 17, 2005, the Estate distributed all of the shares of Common Stock of Dotronix Inc. it was deemed to have held to the Marital Trust and the all of the Warrants to purchase Common Stock of the Issuer to the Credit Trust. As of May 17, 2005, each of the Estate and Dorothy E. Sadler fell below 5% ownership of Common Stock of Dotronix Inc. and are no longer required to file.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      See prior filing. In addition, on September 16, 2005, a Settlement Agreement and Mutual Release was executed, whereby a total of 156,040 shares of Common Stock were received by the Marital Trust from the conversion of all debt and accrued interest owed by the Company to the Estate. An additional 66,212 restricted shares were received by the Marital Trust upon the Estate's agreement to release all obligations under a building lease between the Estate and the Company. On September 12, 2005, Kurt T. Sadler received an option to purchase 50,000 shares of the Issuer's Common Stock in connection with his execution of a Termination of Employment Agreement with the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement among Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, individually and as Co-Personal Representatives of the Estate of William S. Sadler, Deceased.

Exhibit 99.1 Agreement to extend and amend loan and security agreement between the Issuer and William S. Sadler, dated September 27, 2002 (incorporated by reference to exhibit 10.7 to the Issuer's Annual Report on Form 10-KSB for the year ended June 30, 2002).

Exhibit 99.2 Agreement to extend and amend loan and security between the Issuer and the Estate of William S. Sadler, dated November 5, 2003 (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003).

Exhibit 99.3 Amendment No. 1 dated April 7, 2004 to Agreement to extend and amend loan and security between the Issuer and the Estate of William S. Sadler, dated November 5, 2003 (incorporated by reference to exhibit 10.3 to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004).

Exhibit 99.4 Fourth Amendment to Loan and Security Agreement between the Issuer and the Estate of William S. Sadler dated August 27, 2003 (incorporated by reference to exhibit 10.8 to Issuer's Annual Report on Form 10-KSB for the year ended June 30,
                  2003).

Exhibit 99.5 Fourth Extension and Amendment of Mortgage between the Issuer and the Estate of William S. Sadler dated August 27, 2003 (incorporated by reference to exhibit 10.9 to Issuer's Annual Report on Form 10-KSB for the year ended June 30, 2003).

Exhibit 99.6 Fourth Extension and Amendment of Secured Promissory Note between the Issuer and the Estate of William S. Sadler dated August 27, 2003 (incorporated by reference to exhibit 10.9 to Issuer's Annual Report on Form 10-KSB for the year ended June 30, 2003).

Exhibit 99.7 Warrant to the Estate of William S. Sadler to purchase 385,000 shares of Issuer's Common Stock at $0.05 per share, dated April 7, 2004 (incorporated by reference to exhibit 10.4 to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004).

Exhibit 99.8 Registration Rights Agreement between the Issuer and the Estate of William S. Sadler, dated April 7, 2004 (incorporated by reference to exhibit 10.5 to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004).

Exhibit 99.9 Subordination Agreement made and given to the Estate of William S. Sadler in favor of Terry L. Myhre, dated April 7, 2004 (incorporated by reference to exhibit 10.10 to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004).

Exhibit 99.10     Option Agreement between Terry L. Myhre, the Estate of William
                  S. Sadler and Minnesota River Aviation, Inc., dated April 7, 2004 (incorporated by reference to exhibit 10.11 to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004).

Exhibit 99.11 First Amendment to Lease between the Estate of William S. Sadler and the Issuer, dated April 7, 2004 (incorporated by reference to exhibit 10.12 to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004).

Exhibit 99.12 Settlement Agreement and Mutual Release between the Company and the Estate of William S. Sadler dated September 9, 2005 (incorporated by reference to exhibit 10.34 to Issuer's Annual Report on Form 10-KSB for the year ended June 30, 2005)

Exhibit 99.13 Termination of Employment Agreement of Kurt T. Sadler dated September 12, 2005 (incorporated by reference to exhibit 10.37 to Issuer's Annual Report on Form 10-KSB for the year ended June 30, 2005)

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2005

ESTATE OF WILLIAM S. SADLER
By its Co-Personal Representatives

/s/ Dorothy E. Sadler                   /s/ Dorothy E. Sadler
Dorothy E. Sadler                       Dorothy E. Sadler, Individually

/s/ Jill D. Sadler                      /s/ Jill D. Sadler
Jill D. Sadler                          Jill D. Sadler, Individually

/s/ Kurt T. Sadler                      /s/ Kurt T. Sadler
Kurt T. Sadler                          Kurt T. Sadler, Individually

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the Estate of William S. Sadler, Deceased, Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, as Co-Personal Representatives and each of the individually agree to the joint filing on behalf of each of them of a
Schedule 13D (including amendments thereto) with respect to the Common Stock of Dotronix, Inc., a Minnesota corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated:  October 28, 2005

ESTATE OF WILLIAM S. SADLER
By its Co-Personal Representatives

/s/ Dorothy E. Sadler                   /s/ Dorothy E. Sadler
Dorothy E. Sadler                       Dorothy E. Sadler, Individually

/s/ Jill D. Sadler                      /s/ Jill D. Sadler
Jill D. Sadler                          Jill D. Sadler, Individually

/s/ Kurt T. Sadler                      /s/ Kurt T. Sadler
Kurt T. Sadler                          Kurt T. Sadler, Individually